SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2 )*

                              Menlo Acquisition Corporation
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                                  Common Stock
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                                  586818

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                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                               September 4, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e)(3) or (4), check the following box.____

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).

The statement on Schedule 13D which was filed on January 29, 1999 and Amendment #1 which was filed on December 7, 1999, on behalf of Rosebud Holding, LLC ("Rosebud"), Richard Greenberg ("RG") and George Greenberg ("GG"),(collectively, the "Reporting Persons"), with respect to the Reporting Persons beneficial ownership of shares of Common stock, $.0001 par value (the "Shares"), of Menlo Acquisition Corporation ("Menlo"), a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the
Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of the Transaction

The Epic Trust, made as of July 24, 2001, is replacing the Greenberg Family Trust as the owner of Rosebud Holding, LLC's 4,191,000 shares of Common Stock of the Issuer. Richard Greenberg is the grantor of the Trust and the Alaska Trust Company is the Trustee.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Rosebud Holding, LLC.

                                             ss/George Greenberg
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                  Date:September 4, 2001       George Greenberg, Manager